PWardle@gibsondunn.com

August 9, 2005

(213) 229-7242	C 16009-01464
(213) 229-6242
VIA EDGAR AND COURIER
Securities and Exchange Commission 450 Fifth Street N.W. Washington, D.C. 20549-0305 Attention: Abby Adams Division of Corporate Finance
  Re:
  Worldwide Restaurant Concepts, Inc.
  Preliminary Proxy Statement on Schedule 14A
  File No. 001-10711
  Transaction Statement on Schedule 13E-3
  File No. 005-41551

Dear Ms. Adams:

        On behalf of Worldwide Restaurant Concepts, Inc., a Delaware corporation ("WRC" or the "Company"), we transmit herewith a revised Preliminary Proxy Statement (the "Revised Proxy Statement") on Schedule 14A (File No. 001-10711), which was initially filed by the Company with the Securities and Exchange Commission (the "Commission" or the "SEC") on June 15, 2005 and subsequently revised on July 26, 2005 (the "Proxy Statement"), and Amendment No. 2 (the "Amended 13E-3") to the Transaction Statement on Schedule 13E-3 (File No. 005-41551) filed by the Company and certain other persons with the Commission on June 15, 2005 ("Schedule 13E-3") and subsequently amended on July 26, 2005. In this letter, we respond on behalf of the Company and the other filing persons to the comments of the staff of the Commission (the "Staff") contained in your letter dated August 2, 2005. The numbered paragraphs below correspond to the numbered comments in that letter, with your comments presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via courier, two copies of the Revised Proxy Statement and the Amended 13E-3 in paper format, which are marked to show changes from the Proxy Statement and the Schedule 13E-3, respectively. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Proxy Statement and the Schedule 13E-3 to update other disclosure and, as previously discussed, to add disclosure that had previously been incorporated by reference.

Schedule 13E-3
Chapter I-The Merger, page 2

  1.
  We reissue comment 2. Please provide us your analysis regarding why members of the Australian Management Group are not affiliates of WRC. In addition, please revise the filing to indicate when the additional members of management who will participate in the transaction will be identified and the potential size of their equity interests in the investor group.

        As discussed in our telephone conference call with you on August 5th, after careful analysis of the rules and guidance of the SEC, we determined to file the Schedule 13E-3 solely based on the status of Mr. Kevin Perkins as an affiliate of the Company who would become an affiliate of Pacific Equity Partners Pty Limited ("PEP") by virtue of his executive position and equity position with the surviving entity in the merger. Other than Mr. Perkins, none of the other members of Australian Management Group would, in our view, be considered affiliates of the WRC since none of these individuals, other than Mr. Perkins, is a director, officer, or a member of the senior management of the Company. Although the Australian Management Group contributes to the overall business of the Company as management of a subsidiary of the Company, the Australian Management Group does not exert control or influence over the Company and were not involved in negotiating the terms of the transaction. We believe that such members of the Australian Management Group, therefore, are not "affiliates" of the Company and should not be included as 13E-3 filing persons.

        With respect to U.S. management members of the Company who may be provided with the opportunity to subscribe for equity interests in the investor group, the Company has been advised by the investor group that it has not yet finally determined the management members to which such opportunity will be offered, the terms of any such potential future relationship or the estimated time when such information may be available. We note the merger is not conditioned on any of these arrangements and, therefore, it is possible that such arrangements with the U.S. management members of the Company, if any, may not be finalized until after the consummation of the merger. In addition, the investor group has also advised that in no event will any U.S. management member of the Company be offered in excess of 1.5% of the outstanding equity of Aus Holdco. In response to the Staff's comment, we have included additional disclosure on pages iv and 23 addressing the timing of any such arrangements, if any, as described above.

  2.
  We reissue comment 3. Revise the summary term sheet to include all the most material terms of the transaction, including each party's fairness determination. Also, please shorten the summary term sheet, to the extent practicable. For example, we note that the first two pages include the mailing addresses of each of the entities involved. In addition, you have shown the formula for each calculation of the possible merger consideration. Please revise the summary to include the table requested in prior comment 4 and eliminate repetitive disclosure of the various calculations. Also, please move the table of contents behind the summary term sheet.

        In response to the Staff's comment, we have revised the summary term sheet to add additional salient terms of the transaction and to delete references to the more procedural and administrative matters that are described elsewhere in the Proxy Statement. As discussed with you on our call, we have revised the summary disclosure regarding the per share merger consideration on pages vi and vii to include only the actual consideration formula and a table of several examples of possible per share merger consideration amounts, with a cross reference to the detailed examples using the formula that have been moved back to page 36. Finally, we have moved the table of contents to follow the summary term sheet as suggested.

  3.
  We note your response to comment 4. Please revise the cover page to clarify that security holders will not know the exact amount of the consideration prior to the vote, and, as such, the actual consideration may differ from the example provided as of the most recent practicable date. Also revise the cover page to clarify the relative timing of the "bring down" opinion, the vote, the date that the merger consideration will be fixed, and the closing. Revise the document to clarify the purpose of the "bring down" opinion where the merger consideration will not be determined until after the opinion is issued.

        In response to the Staff's comment, we have added a statement to the cover page to clarify that the security holders will not know the exact amount of the consideration prior to the vote, and that the actual consideration may differ from the example provided. We also have included additional language on the cover page to clarify the timing of the "bring-down" opinion and the purpose of the "bring-down" opinion as discussed on our August 5th conference call.

  4.
  We note your response to comment 5 that you will amend the Schedule 13E-3 to include any additional reports as exhibits. Please tell us what consideration you have given to disseminating a summary of the reports should the financial advisor's analysis materially differ from that previously disclosed. Please confirm that you will file the press release as an exhibit to the Schedule 13E-3 and as definitive additional materials pursuant to Rule 14a-6(b).

        As we discussed with you on August 5th, the Company intends to issue a press release on the business day before the special meeting regarding the "bring-down" opinion Houlihan Lokey Financial Advisors and the consideration of such "bring-down" opinion by the Board of Directors.

        In the event that Houlihan Lokey Financial Advisors is able to issue the "bring-down" opinion, we do not anticipate that there will be any additional analysis or presentation to the Board of Directors that would differ in any material respect from the presentations currently filed as exhibits to the Schedule 13E-3. However, in addition to filing the press release as an exhibit to the Schedule 13E-3, as definitive additional proxy material, and/or as an exhibit to a Current Report on Form 8-K, as required or as applicable, the Company confirms that it will include a summary of any additional materials presented to the Board of Directors by Houlihan Lokey Financial Advisors in the press release and file such materials as an exhibit to Schedule 13E-3.

        In the event that Houlihan Lokey Financial Advisors is unable to issue a "bring-down" opinion, the Company will issue a press release that will include a summary of any material information presented to the Board of Directors by Houlihan Lokey Financial Advisors in connection therewith. The Company will then file such press release as an exhibit to the Schedule 13E-3, as a definitive additional proxy material, and/or as an exhibit to a Current Report on Form 8-K, as required or as applicable and will file any additional materials as described above. If deemed appropriate, the Company may postpone or adjourn the meeting to allow additional time for stockholders to consider the "bring-down" opinion and any other related information.

The Merger, page 15

  5.
  We note your response to comment 8. Please revise to clarify whether any parties proposing transactions at higher prices were excluded from the final group of seven.

        In response to the Staff's comment, we have clarified on page 4 that there were no parties that proposed transactions at higher prices that were excluded from the final group of seven.

  6.
  Please refer to comment 9. With a view toward disclosure, please describe the outstanding issues related to the termination fee and the circumstances under which it would be required to be paid.

        In response to the Staff's comment, we have included additional disclosure on page 6 regarding the outstanding issues relating to the termination fee and the circumstances under which it would be required to be paid.

Considerations Relating to the Merger, page 19

  7.
  We note the revised disclosure in response to comment 6. On page 20, please provide the basis for the board and/or special committee's conclusion that the "liquidation of WRC's asset[s] would not likely realize more than [$0.63] net book value per share." In addition, please disclose the historical market prices considered by the board and/or special committee.

        In response to the Staff's comment, we have included additional disclosure on page 9 regarding the conclusion of the Board of Directors and the Special Committee regarding the liquidation value. We have also disclosed, on pages 10 and 15, the historical market prices considered by the Board of Directors and the Special Committee.

Recommendation of the WRC Board of Directors, page 23

  8.
  Please revise this section to specifically state whether the board believes that the transaction is fair to WRC's unaffiliated security holders. See Item 1014(a) of Regulation M-A. Currently, the disclosure in this section states that the board determined that the consideration is fair and provides the board's recommendation with respect to the merger, but does not address the fairness of the transaction.

        In response to the Staff's comment, we have revised the disclosure on page 11 to specifically state that the Board of Directors believes that the transaction is fair to the Company's unaffiliated security holders.

  9.
  We reissue comment 12. Please address how the board reached its fairness determination despite the absence of each of the procedural safeguards. It does not appear that you have addressed the safeguard in Item 1014(c) of Regulation M-A. With a view toward disclosure, tell us what consideration the board gave to security holders' appraisal rights in reaching its procedural fairness determination.

        With respect to the safeguard in Item 1014(c) of the Regulation M-A, the Board of Directors considered the fact that, prior to entering into decisions regarding the merger, the investor group and the Company were not affiliated with each other. As a result of the negotiations between the investor group and Mr. Kevin Perkins, who is an executive officer of the Company and a member of the Australian Management Group, Mr. Perkins is expected to become an officer of, and have equity ownership in, one of the investor group entities upon completion of the merger. The Company has also been informed by Mr. Perkins and the investor group that Mr. Perkins and the investor group did not have any prior relationship. The negotiations regarding the terms of the merger agreement between the investor group and the Company were on an arm's-length basis and Mr. Perkins did not participate in such negotiations.

        The Board of Directors also considered that the affiliated and the unaffiliated stockholders of the Company would be receiving the same per share merger consideration for their shares and that the unaffiliated stockholders would have an opportunity to vote against the merger at the special meeting of the stockholders, should they disagree with the per share merger consideration to be received in the merger. Under the General Corporation Law of the State of Delaware, WRC stockholders who do not vote in favor of the adoption of the merger agreement will have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed. Taking into consideration all of these factors, the Special Committee and the Board of Directors concluded that procedural fairness was maintained despite the absence of certain other specific procedural safeguards such as retaining an unaffiliated representative to act solely on behalf of stockholders of WRC that are not affiliates of WRC or PEP for purposes of negotiating the terms of the merger.

        We have revised the disclosure on page 8 to clarify the determination of the Board of Directors as described above.

Opinion of Financial Advisor, page 23

  10.
  We note your response to comment 14; however, it is unclear where you have summarized the revised or additional analysis presented by Houlihan Lokey on April 28 and/or the earlier analysis. Please revise the disclosure on pages 24-31 and the background of the merger to clarify when the information was presented. Furthermore, please revise the disclosure to summarize all aspects of each report. For example, we note that the reports summarize the sale process and disclose the price ranges of potential transactions at various stages of the process. It appears that this information should be disclosed in the document disseminated to security holders. Furthermore, we note the disclosure that "second round bids, which do not reflect potential closing adjustments, ranged from $4.95 per share to $7.69 per share" and "two parties were selected to proceed to the third round in a parallel process, with bids of approximately $6.81 and $6.36 per share, giving consideration to proposed closing adjustments (e.g. working capital adjustments." On page 17 you state that "The WRC Board of Directors determined to proceed with the two parties that had submitted final proposals with the highest price per share to WRC." Please clarify this disclosure in light of the information in the financial advisor's reports, which appears to indicate that the two finalists did not propose offers with the highest prices.

        In response to the Staff's comment, we have revised pages 7-8 to clarify that the information in the preliminary financial presentation was provided to the Special Committee and the WRC Board of Directors on April 28, 2005, in advance of the board meeting, and the information in the final financial presentation was provided to the Special Committee and the WRC Board of Directors on April 28, 2005, subsequent to the meeting of the WRC Board of Directors.

        Furthermore, in response to the Staff's comment, we have revised pages 14 and 15 to summarize all aspects of each presentation and opinion provided by Houlihan Lokey Financial Advisors, including the summary of the sale process and price ranges of potential transactions at various stages of the process and the implied premium price analysis, based on a trading price as of April 21, 2005, in the preliminary financial presentation.

        Finally, in response to the Staff's comment, we have revised page 4 to clarify that, after taking into account the potential closing price adjustments of all bids submitted, the two final bidders had the two highest bidding prices.

Opinion of the Financial Advisor, page 23

  11.
  We note your response to comments 14 and 15. Please confirm, if true, that you did not receive any report, opinion or appraisal from Houlihan Lokey (in addition to any reports from Houlihan Lokey Financial Advisors). Please; provide all information required by Item 1015(b) of Regulation M-A with respect to each of Houlihan Lokey and Houlihan Lokey Financial Advisors, to the extent you have not already done so. For example, it does not appear that you have described the method of selection of Houlihan Lokey Financial Advisors, as required by Item 1015(b)(2) of Regulation M-A.

        As discussed during our conference call on August 5th, we confirm to the Staff that the Company did not receive any Item 1015(a) of Regulation M-A reports, opinions or appraisals relating to the consideration or the fairness of the consideration from Houlihan Lokey.

        In response to the Staff's comment, we have revised page 15 to provide the information required by Item 1015(b)(6) of Regulation M-A for Houlihan Lokey and Houlihan Lokey Financial Advisors. Please note that, as required by Items 1015(b)(1)-(b)(2), the identities and qualifications of Houlihan Lokey and Houlihan Lokey Financial Advisors are already disclosed on pages 3 and 12.

        In addition, in response to the Staff's comment, please note that the method of selecting Houlihan Lokey is disclosed on page 3 and the method of selecting Houlihan Lokey Financial Advisors is disclosed on page 12.

        Finally, with respect to Item 1015(b)(4), we confirm that there was no material relationship between the Company and either Houlihan Lokey or Houlihan Lokey Financial Advisors during the past two years, and there is no such relationship that is mutually understood to be contemplated, other than as disclosed on pages 3 and 12, and there is no compensation that has been paid or is to be paid to either Houlihan Lokey or Houlihan Lokey Financial Advisors, other than as disclosed on pages 12 and 13.

The-Merger Agreement, page 46

  12.
  Please eliminate the disclaimers highlighted in prior comments 21 and 22.

        In response to the Staff's comment, we have revised the language on page 34 with respect to the summary of the merger agreement that was the subject of prior comment 21, and have deleted the sentence discussed in prior comment 22.

Ownership of More than 5% of WRC Common Stock, page 83

  13.
  We note your response to comment 25; however, it is unclear why the company does not have access to this information. Please revise the table as requested in our prior comment or clarify for us why this information is not determinable.

        The entities disclosed in the beneficial ownership table are unaffiliated third party security holders. The Company, therefore, does not have access to information with respect to voting and/or investment control of such third party entities, other than as made available publicly by such entities in their respective filings on Schedule 13D or 13G. To the extent that such additional information is available through such public filings, in response to the Staff's comment, we have added footnotes to the table on page 104 to provide information with respect to voting and/or investment control.

Where Stockholders Can Find More Information, page 84

  14.
  We reissue comment 28. Please eliminate the disclaimers highlighted in our prior comment. Security holders are entitled to rely on the disclosure in your document.

        After discussing this comment with you on August 5th, we have decided to delete the paragraph on page 108 that was the subject of prior comment 28.

Form of Proxy

  15.
  We note the revised disclosure on the form of proxy in response to comment 30. Please revise the form of proxy and the associated disclosure on page 67 to clarify that you may only use discretionary authority to vote on matters to be presented at the meeting which were not known a reasonable time prior to the solicitation. See Rule 14a-4(c)(3).

        In response to the Staff's comment, we have revised the disclosure on page 56 and the form proxy regarding the discretionary authority to vote on matters to be presented at the meeting.

        Please feel free to contact me at (213) 229-7242 or Karen E. Bertero at (213) 229-7360 should you have any questions.

Sincerely,

/s/ Peter W. Wardle

Peter W. Wardle
PWW/ayr Enclosure(s)